SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

POTLATCH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	82-0156045
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

601 West First Avenue, Suite 1600, Spokane, WA	99201
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Stock, $1.00 par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

This Form 8-A is being filed in connection with the listing by Potlatch Corporation (“Company”) of its common stock, $1.00 par value per share (“Common Stock) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, on The NASDAQ Stock Market LLC commencing on or about December 17, 2010. The Company is voluntarily delisting the common stock from the New York Stock Exchange effective as of the close of business on or about December 16, 2010.

The following is a summary description of the material terms of the Common Stock and undesignated preferred stock set forth in the Certificate of Incorporation. A copy of the Certificate of Incorporation is incorporated herein by reference as Exhibit 1. While we believe that the following description covers the material terms of the Company’s capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire document, the Certificate of Incorporation and the other documents we refer to for a more complete understanding of the Company’s capital stock.

Description of the Common Stock

The Company’s second restated certificate of incorporation (“Certificate of Incorporation”) authorizes the Company to issue 104,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, $1.00 par value per share and four million shares of preferred stock, no par value. The shares of Common Stock are validly issued, fully paid and non-assessable under Delaware law, stockholders generally are not personally liable for a corporation’s acts or debts.

Distributions.  Subject to any preferential rights of any outstanding series of preferred stock designated by the board of directors, and to the provisions of the Certificate of Incorporation regarding excess stock, a holder of Common Stock is entitled to receive distributions on shares of Common Stock, when and as declared by the Company’s board of directors out of any funds legally available therefor. In addition, holders of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of such preferential amounts, if any, to which the holders of preferred stock at the time outstanding shall be entitled.

Voting Rights.  Subject to the provisions of the Certificate of Incorporation restricting ownership and transfer of capital stock, a holder of Common Stock has the exclusive power to vote on all matters presented to the Company’s stockholders except as otherwise required by law or provided in any resolution adopted by the board of directors with respect to any series of preferred stock. Each holder of Common Stock is entitled to one vote per share, including the election of directors. There is no cumulative voting in the election of directors. Directors standing for election are elected by a majority of all votes cast.

Other Rights.  Subject to the provisions of the Certificate of Incorporation restricting ownership and transfer of capital stock, each share of Common Stock has equal dividend, distribution, liquidation and other rights, and has no preference, appraisal (except as provided by Delaware law) or exchange rights. A holder of Common Stock has no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of the Company’s securities.

Restrictions on Ownership and Transfer

Ownership Limit.  Among the requirements that the Company must meet to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended (“Code”) is that not more than 50% in value of the Company’s outstanding capital stock may be owned, actually or constructively, by five or fewer individuals, as defined in the Code to include certain entities, during the last half of a taxable year and the Company’s capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To satisfy these ownership requirements and other requirements for continued qualification as a REIT and to otherwise protect the Company from the consequences of a concentration of ownership among the Company’s stockholders, the Certificate of Incorporation contains provisions restricting the ownership or transfer of shares of the Company’s capital stock.

The ownership limit provisions provide, subject to certain exceptions, that no person (defined as an individual or an entity other than certain widely held mutual funds) may “beneficially own” more than 9.8% of the aggregate number of outstanding shares of any class or series of the Company’s capital stock. Under the Certificate of Incorporation, a person generally beneficially owns shares if (a) such person has direct ownership of such shares or (b) such person has indirect ownership of such shares by virtue of the attribution provisions of the Code. This limitation is referred to as the “ownership limit.”

Ownership Limit for Certain Mutual Funds.  The Certificate of Incorporation provides for a different ownership limitation for certain widely held mutual funds. Each of these mutual funds may beneficially own up to 20% of the aggregate number of outstanding shares of any class or series of the Company’s capital stock. We refer to this limitation as the “mutual fund ownership limit.”

Waiver of Ownership Limits by the Board of Directors.  The Certificate of Incorporation provides that the ownership limitation provisions will not apply if the board of directors determines that compliance with the ownership limitations is no longer required to continue to qualify as a REIT. The board of directors also may reduce the applicable ownership limitation if, in the board’s judgment, a reduction is necessary or desirable to maintain qualification as a REIT. In addition, the board of directors may, in its sole discretion, establish a different ownership limitation for a person in any particular instance so long as the exception granted to that person will not cause the Company to fail to remain qualified as a REIT. As a condition to an exception, the board of directors may, in its sole discretion, require one or more of the following: (i) an opinion of counsel or IRS ruling satisfactory to it, or (ii) such representations and undertakings from the person seeking the exemption as the board of directors of the Company shall require.

Transfers in Violation of the Company’s Transfer Restrictions.  In the event of any purported transfer of shares of capital stock or any other event that would result in a person beneficially owning shares in excess of the ownership limit or the mutual fund ownership limit, as applicable, or that would result in the Company’s disqualification as a REIT, that number of shares that would cause a violation of the applicable limit, referred to below as the excess shares, will be automatically transferred to a trust for the benefit of a charitable organization or, if such transfer to a trust would not for any reason avoid a violation of the ownership limitation provisions, such transfer will be null and void and of no force or effect with respect to the intended transferee as to the excess shares. However, these restrictions do not preclude settlement of any transaction entered into through the facilities of NASDAQ, the New York Stock Exchange or other national securities exchange.

In the case of an automatic transfer to a trust, the beneficiary will be a qualified charitable organization selected by the board of directors of the Company. Such automatic transfer will be deemed to be effective as of the close of business on the trading day prior to the date of transfer. Within 90 days after receiving notice of the transfer of shares to the trust, the trustee of the trust will be required to sell the excess shares to a person or entity who could own such shares without violating the applicable ownership limitation provision. The trustee, upon a sale of these shares, would then distribute to the intended transferee an amount equal to the lesser of the price paid by the intended transferee for the excess shares or the net sales proceeds received by the trust for the excess shares. In the case of where excess shares are transferred to a trust other than as a result of a transfer for value, such as a gift, the trustee will be required to sell the excess shares to a qualified person or entity and distribute to the intended transferee an amount equal to the lesser of the fair market value of the excess shares as of the date of the automatic transfer to the trust or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the intended transferee will be distributed to the charitable beneficiary. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive in trust for the charitable beneficiary all dividends and other distributions paid by the Company with respect to the excess shares.

In addition, shares of stock of the Company held in the trust will be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a gift or other transaction not for value, the market price at the time of the gift or other transaction) and (ii) the market price on the date the Company, or its designee, accepts the offer. The Company will have the right to accept such offer until such time as the trustee has sold the shares in the trust. Upon the sale to the Company, the interest of the beneficiary in the shares sold will terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee and the charitable beneficiary as provided above.

The ownership limitation provisions may have the effect of precluding acquisition of control of the Company.

Disclosure of Stock Ownership by the Company’s Stockholders.  All persons who own more than 5% of the Company’s stock, or any lower percentage required by the Code or Treasury regulations, must provide to the Company a written statement or affidavit containing information regarding their ownership of stock. In addition, each direct, indirect and constructive owner must disclose to the Company any information that the Company may request in good faith to determine its status as a REIT or for other tax compliance reasons.

Certain Provisions of Delaware Law, the Certificate of Incorporation and Bylaws

Amendment of Certificate of Incorporation and Bylaws

The Certificate of Incorporation may be amended in the manner prescribed by Delaware Corporate Law, provided, however, that the affirmative vote of not less than 80% of the votes entitled to be cast by stockholders is required to alter, amend or repeal certain provisions in the Certificate of Incorporation. The Certificate of Incorporation provides that the Bylaws may be amended, repealed or adopted by (a) a majority of the entire board of directors, (b) holders of at least 80% of the outstanding shares or (c) holders of at least a majority of the outstanding shares if two-thirds of the board of directors approved the proposed alteration, amendment or repeal. In addition, the provisions contained in the Certificate of Incorporation relating to the ownership limit or the look-through ownership limit may only be amended by the affirmative vote of the holders of not less than 80% of the votes entitled to be cast on the matter, or by a majority of the holders of the votes entitled to be cast on the matter if at least two-thirds of the board of directors recommends the amendment.

Meeting of Stockholders; Right to Call Special Meetings; No Action by Written Consent

Under the Bylaws, annual and special meetings of stockholders are to be held at a date and time as determined by the board of directors. The Bylaws establish an advance notice procedure for stockholders to make nominations for directors or bring other business before an annual meeting of stockholders. Special meetings of the stockholders may only be called by resolution of the board of directors, by the chairman of the board of directors or by a majority of the stockholders. Only business related to the purposes set forth in the notice of the meeting may be transacted at a meeting of the stockholders. Under the Certificate of Incorporation, no action that is required or permitted to be taken at a stockholders’ meeting may be taken without a meeting and the power of the stockholders to consent in writing to such action is specifically denied.

Advance Notice Requirement of Stockholder Proposals and Director Nominations

The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for directors or bring other business before an annual meeting. Nominations of persons for election as directors may only be made by or at the direction of the board of directors or by any stockholder who is a stockholder of record at the time of giving of notice who is entitled to vote in the election of directors. Stockholder proposals, other than nominations of persons for election as directors, must be made by a stockholder of the corporation (i) who is a stockholder of record at the time of the giving of notice for the meeting as provided for in the bylaws, (ii) who is entitled to vote at the meeting, (iii) who has given timely notice of the business in writing to the secretary of the corporation and (iv) who represents that such stockholder (or a qualified representative of the stockholder) intends to appear in person or by proxy at the meeting to propose such business. All nominations and proposals by stockholders must be made pursuant to timely notice and in proper written form to the secretary of the corporation. For business to be properly brought before an annual meeting by a stockholder (other than a stockholder proposal pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934), or for a stockholder to make a nomination of persons for election to the board of directors, a stockholder’s notice must be received at the Company’s principal executive offices not more than 120 days nor less than 90 days prior to the first anniversary date of the preceding year’s annual meeting of stockholders, subject to certain exceptions.

For stockholder proposals brought pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, a stockholder’s notice must be received at the Company’s principal executive offices no later than 120 days before the anniversary of the date on which the corporation’s proxy statement was released to stockholders in connection with the previous year’s annual meeting. In the event that no annual meeting was held in the previous year, the date of the annual meeting has been changed by more than 30 days, or a proposal is being submitted for a meeting other than an annual meeting, the stockholder’s notice must be received a reasonable time before the Company begins to print and send its proxy materials.

Number and Election of Directors; Vacancies; Removal

The Certificate of Incorporation provides that the business of the corporation shall be managed by the board of directors, which shall consist of not less than seven and not more than 15 persons. The exact number of directors, within the minimum and maximum limitations, may only be changed by resolution of a majority of the entire board of directors, and not by the stockholders, but no decrease may shorten the term of any incumbent director. The Certificate of Incorporation provides that the Company’s board of directors is to be divided into three classes, with the classes having an equal or near equal number of directors and the directors of each class entitled to serve for three-year terms. Directors of a class whose terms are to expire are elected at each annual meeting of stockholders by a majority of the votes cast and hold office for a three-year term and until the election and qualification of their respective successors. Any vacancy on the board of directors will be filled, including one created by an increase in the number of directors, by a majority of the remaining directors, even if less than a quorum, and not by the stockholders.

Interested Party Transactions

The Certificate of Incorporation provides that if any person owns or controls 5% or more of Common Stock as of the record date for the determination of stockholders entitled to vote (a “Prior Holder”), then the affirmative vote of not less than 80% of the outstanding shares of common stock is required before any of the following transactions can be completed:

(i)	any merger of the Company with or into the Prior Holder;

(ii)	any sale or lease of all or any substantial part of the Company’s assets to the Prior Holder;

(iii)	the issuance of Common Stock to the Prior Holder; or

(iv)	any dissolution or liquidation of the Company.

The requirement for the vote of 80% of the outstanding shares does not apply to any of the transactions listed above if the Company’s board of directors approved the transaction before the Prior Holder acquired ownership of 5% or more of the Common Stock.

Anti-Takeover Effect of Certain Provisions of the Certificate of Incorporation and Bylaws

Certain provisions of the Certificate of Incorporation, described below, as well as the ability of the board of directors to issue shares of preferred stock and to set voting rights, preferences and other terms of the preferred stock, could delay, defer, or prevent a transaction or a change in control of the Company that might involve a premium for holders of Common Stock or might otherwise be in their best interests.

Size of the Board of Directors; Filling of Vacancies

The Certificate of Incorporation provides that the board of directors of the Company shall consist of not less than seven and not more than 15 persons, with the exact number fixed from time to time by the board of directors. The number of directors may only be changed by resolution of a majority of the entire board of directors and not by the Company’s stockholders. The Certificate of Incorporation provides that any vacancy on the board of directors, including one created by an increase in the number of directors, may be filled only by a majority or greater vote of the remaining directors, and not by our stockholders. The combined result of these provisions is that our stockholders cannot increase the size of the board and fill newly created directorships without amending the Certificate of Incorporation.

Classified Board

The Company’s board of directors will be divided into three classes with staggered terms of office of three years each. The classification and staggered terms of office of the Company’s directors will make it more difficult for a third party to gain control of the Company’s board of directors. At least two annual meetings of stockholders, instead of one, generally would be required to effect a change in the majority of the Company’s board of directors.

Removal of Directors Only for Cause

The Certificate of Incorporation provides that any or all of the directors may be removed at any time only for cause. This provision may prevent the Company’s stockholders from removing, or delay the removal of, incumbent directors.

Special Meeting of Stockholders; No Action by Written Consent

The Bylaws provide that special meetings of stockholders may be called by the chairman of the board of directors, a majority of the board of directors and by holders of a majority of the Company’s outstanding shares. Only business related to the purposes set forth in the notice of the meeting may be transacted. The Certificate of Incorporation also prohibits Company stockholders from taking any action by written consent. These provisions limit the ability of stockholders to take certain actions, except at annual meetings of the stockholders, which can hinder or delay the ability of others to acquire control of the Company.

Evaluation of Certain Factors in Change in Control Transactions

The Certificate of Incorporation requires the board of directors, when evaluating potential change in control transactions involving the Company, to give due consideration to (i) the social, legal, environmental and economic effects on the employees, customers, suppliers and other affected persons, and on the communities and geographical areas in which the Company operates and (ii) with respect to the consideration being offered in the proposed change in control transaction, its relation to board of directors’ estimate of the future value of the Company as an independent going concern. These factors that must be weighed by the board may prevent a change in control transaction from occurring or otherwise result in a reduction in the amount of consideration the stockholders would have otherwise received if such provision were not in the Certificate of Incorporation.

Ownership Limitations

Primarily to protect the Company against the risk of losing its status as a REIT, the Certificate of Incorporation contains provisions that limit the ownership by any person of shares of any class or series of our capital stock. These provisions may have the effect of inhibiting or impeding a change in control.

Procedures for Certain Transactions with Interested Parties

In order for the Company to engage in or enter into certain business combinations involving persons that own 5% or more of the Common Stock, including mergers, consolidations, assets sales, or to dissolve or liquidate, the Certificate of Incorporation generally requires the affirmative vote of not less than 80% of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock.

Amendment of the Certificate of Incorporation

As required by Delaware law, any amendment to the Certificate of Incorporation must first be approved by a majority of the board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to the amendment. In addition, the Certificate of Incorporation requires that an amendment or repeal that relates to any of the following provisions in the Certificate of Incorporation requires the affirmative vote of at least 80% of the outstanding shares:

•	the provision requiring, in certain circumstances, approval of 80% of the outstanding shares to amend the Bylaws;

•	the provisions requiring approval of 80% of the outstanding shares with respect to transactions involving the Company and a holder of 5% or more of the Company’s shares;

•	the provisions establishing the size of the board and the classification of the board into three classes;

•	the prohibition against the stockholders’ ability to take any action by written consent; and

•	the provisions requiring the board of directors to consider certain social, legal, environmental, economic and other factors when evaluating a potential change in control transaction.

Amendment of the Potlatch Corporation Bylaws

The Certificate of Incorporation provides that the Bylaws may be made, amended, altered or repealed by the affirmative vote of at least a majority of the board of directors, which shall include the affirmative vote of at least one director from each class of the board of directors. The Certificate of Incorporation provides that the Bylaws may be adopted, amended or repealed by the affirmative vote of holders of shares representing at least 80% of the outstanding shares; provided, that only a majority of the shares is required if such alteration, amendment or repeal has been previously approved by at least two-thirds of the entire board of directors.

Item 2.	Exhibits.

The following documents are filed as a part of the registration statement:

Exhibit No.	Description

1.	Second Restated Certificate of Incorporation of the Registrant, effective February 3, 2006, filed as Exhibit 99.2 to the Current Report on Form 8-K filed by the Registrant on February 6, 2006.

2.	Bylaws of the Registrant, as amended through February 18, 2009, filed as Exhibit (3)(b) to the Current Report on Form 8-K filed by the Registrant on February 20, 2009.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Potlatch Corporation

Date:	By:	/s/ Lorrie D. Scott
	Name:	Lorrie D. Scott
	Title:	Vice President, General Counsel & Corporate Secretary